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                                                               Andrew D. Myers



August 9, 2006

VIA EDGAR

Securities and Exchange Commission
Mail Stop 3561
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  John Reynolds
       Assistant Director
       Division of Corporation Finance

Re:    Geneva Acquisition Corporation
       Amendment No. 1 to Registration Statement on Form S-1
       Registration Statement File No. 333-135419
       -----------------------------------------------------

Dear Mr. Reynolds:

    Geneva Acquisition Corporation (the "Company") has filed with the Commission an Amendment No. 1 to the above-referenced Registration Statement (the "Registration Statement"). For your convenience, we are providing you with three paper copies of Amendment No. 1 marked to show the changes made from the Registration Statement on Form S-1 which was filed with the Commission on June 28, 2006. We appreciate your observations and assistance in reviewing the Registration Statement. The changes reflected in Amendment No. 1 are intended to respond to the comments set forth in your letter dated August 1, 2006 (the "Comment Letter"). The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Page references in the responses below are to the pages in the Prospectus included in Amendment No. 1 to the Registration Statement filed with the Commission on this date.


GENERAL

1. COMMENT: PLEASE TELL US THE FACTORS YOU CONSIDERED IN DETERMINING TO VALUE THIS OFFERING AT $60.000.000. PLEASE ALSO TELL US THE FACTORS YOU CONSIDERED WHEN DETERMINING THAT YOU MIGHT NEED $56,300,000 IN THE TRUST FUND TO EFFECT THE BUSINESS COMBINATION CONTEMPLATED BY THE REGISTRATION STATEMENT. IT DOES NOT APPEAR TO THE STAFF AS THOUGH THE DETERMINATION TO VALUE THE OFFERING AT THIS


                                   DIRECT  617-589-3835 DIRECT FAX 617-305-3102
                                                    EMAIL amyers@davismalm.com


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Securities and Exchange Commission
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AMOUNT IS AN ARBITRARY DECISION AND WE WOULD LIKE TO KNOW THE SPECIFIC FACTORS
AND MOTIVATIONS BEHIND THE VALUATION.

    RESPONSE: The Company and the underwriter agreed to value the offering at $60,000,000 and to establish the trust fund with $56,300,000 to effect a business combination based on (i) the flexibility this would give management to consummate a business combination of a size consistent with the previous transactional experience of the principals of the Company and (ii) the underwriter's evaluation of the overall market conditions for similar transactions, including the underwriter's ability to solicit investors for an offering of this size.

    Please note that the Company has not identified or been provided with the identity of, or had any direct or indirect contact with, potential acquisition candidates. Furthermore, the disclosure in the Registration Statement currently indicates that the Company has not, nor has anyone on its behalf, taken any measure, directly or indirectly, to identify or locate any suitable acquisition candidate, nor has the Company engaged or retained any agent or other representative to identify or locate such an acquisition candidate. The Company's management does not have any knowledge as to the Company's ability to effect a business combination following this offering with a company whose fair market value is equal to at least 80% of the Company's net assets. Accordingly, as set forth on page 35 of the Registration Statement under the section titled "Proposed business - Effecting a business combination - We have not selected or approached any target business," we indicate that the Company cannot be certain that it will be able to locate a target business or that it will be able to engage in a business combination with a target business on favorable terms.


2. COMMENT: PROVIDE DISCLOSURE WITH RESPECT TO THE CONVERSION RIGHTS TO DISCUSS THE RELATIVE BENEFITS AND FINANCIAL ADVANTAGES TO UTILIZATION OF SUCH FEATURE BETWEEN THE EXISTING STOCKHOLDERS AND THE PUBLIC STOCKHOLDERS. THIS DISCLOSURE SHOULD INCLUDE, IN PART, AN ANALYSIS AND COMPARISON OF THE FINANCIAL CONSEQUENCES OF THE EXERCISE OF THE CONVERSION RIGHT WHEN EXERCISED BY AN EXISTING STOCKHOLDER AS COMPARED TO A PUBLIC STOCKHOLDER. IN THIS CONTEXT WE NOTE THAT: (i) THE EXISTING STOCKHOLDERS ARE ALLOWED, AND MAY MAKE PURCHASES OF SHARES IN BOTH THE OFFERING AND IN THE OPEN MARKET SUBSEQUENT TO THE OFFERING;
(ii) THERE APPEARS TO BE A DISINCENTIVE FOR PUBLIC STOCKHOLDERS TO EXERCISE THEIR CONVERSION RIGHTS DUE TO THE FACT THAT THE AMOUNT AVAILABLE TO SUCH STOCKHOLDERS (APPROXIMATELY $5.77 PER SHARE) IS VIRTUALLY CERTAIN TO BE LESS THAN THE PURCHASE PRICE PAID FOR THE UNIT IN THE OFFERING ($6.00); AND (iii) THERE DOES NOT APPEAR TO BE A CORRESPONDING DISINCENTIVE FOR EXISTING STOCKHOLDERS TO EXERCISE THEIR REDEMPTION RIGHTS SINCE THEIR EXISTING SHARES HAVE AN EFFECTIVE PURCHASE PRICE OF $0.01 PER SHARE AND THUS EVEN AFTER PAYING THE OFFERING PRICE AND/OR MARKET PRICE FOR THE OTHER SHARES ACQUIRED AFTER THE DATE OF THE PROSPECTUS, THE EFFECTIVE COST TO THE EXISTING STOCKHOLDERS OF THEIR SHARES WILL BE SIGNIFICANTLY LESS THAN THE CONVERSION PRICE OF APPROXIMATELY $5.77 PER SHARE. SIMILAR DISCLOSURE SHOULD BE PROVIDED, AS APPLICABLE, WITH RESPECT TO THE SHARES HELD BY THE UNDERWRITER. WE MAY HAVE FURTHER COMMENT.

    RESPONSE: The existing stockholders will have no conversion rights with respect to any shares they own, whether acquired before, during, or after the public offering. The Company has clarified this point on page 8. Also see page 41, first paragraph under "Conversion Rights". The underwriters do not own any shares of stock now and will only own shares upon exercise of the Unit Purchase Option, which cannot be exercised until after a business combination. Because the underwriters will own no shares until after a business combination (in the event the UPO is exercised), the Company believes that it would be inappropriate to reference a lack of conversion rights.

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Securities and Exchange Commission
August 9, 2006
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The Company has disclosed the possible disincentive for the public stockholders to exercise their conversion rights on page 8. The Company has also added disclosure of such disincentives on page 41.

3. COMMENT: PRIOR TO THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT, THE STAFF REQUESTS THAT WE BE PROVIDED WITH A COPY OF THE LETTER OR A CALL FROM THE NASD THAT THE NASD HAS FINISHED ITS REVIEW AND HAS NO ADDITIONAL CONCERNS REGARDING THE UNDERWRITING ARRANGEMENTS IN THIS OFFERING.

    RESPONSE: The Company will see to it that the Staff receives a copy of the NASD letter or a call from the NASD prior to the effectiveness of the Registration Statement.


4. COMMENT: WE NOTE THE DISCLOSURE THROUGHOUT YOUR REGISTRATION STATEMENT THAT THE INITIAL PER SHARE LIQUIDATION PRICE FOR SHAREHOLDERS WILL BE $5.77, OR 96.2% OF THE PER UNIT PRICE OF $6.00. PLEASE EXPAND AND CLARIFY WHY YOU BELIEVE IT IS APPROPRIATE TO DISCLOSE SUCH AMOUNT IN LIGHT OF THE LACK OF ASSURANCE THAT EXECUTIVE OFFICERS WILL BE ABLE TO SATISFY THEIR INDEMNIFICATION OBLIGATIONS, AS IS ALSO DISCLOSED.

    RESPONSE: As stated in the Registration Statement, the Company will seek to have all vendors and prospective target businesses execute agreements with the Company waiving any right, title, interest or claim of any kind such vendors and prospective target businesses may have in or to any monies held in the trust account. In addition, as a blank check company rather than an operating company, the Company believes it will have very limited exposure to liabilities and obligations that could be asserted against the trust fund in any event. As a result, the Company believes that it would be unlikely for there to be any claims against the trust fund and that it would be extremely unlikely for any claims to exceed the combined financial resources of Messrs. McGrath, Rousseau, Hancock, Zaic, Pica and Dr. Snape. See response to Comment No. 5 below. Nevertheless, because the possibility cannot be eliminated, the Company states throughout the Registration Statement that it cannot assure investors that the indemnifying members of management will be able to satisfy their indemnification obligations and, as a result, that the per-share distribution from the trust fund, if the Company liquidates, will not be less than $5.82 per share, plus interest then held in the trust fund. See pages 16, 42, and 43. (Please note that the size of the private placement has been increased from $1,400,750 to $1,900,000 and as a result, the trust account has been increased from $57,700,750 to $58,200,000.)


5. COMMENT: PLEASE DISCLOSE ALL STEPS THE COMPANY HAS TAKEN TO CONFIRM THAT YOUR EXECUTIVE OFFICERS HAVE FUNDS SUFFICIENT TO SATISFY THEIR OBLIGATIONS WITH RESPECT TO ENSURING THE TRUST ACCOUNT IS NOT DEPLETED.

    RESPONSE: The Company has questioned the officers and directors and believes that their aggregate financial net worth exceeds any remotely foreseeable third-party claim against the trust. Please see added disclosure on page 16 addressing this issue.


6. COMMENT: WE NOTE THAT THE REGISTRATION STATEMENT COVERS "SUCH INDETERMINABLE ADDITIONAL SECURITIES AS MAY BE ISSUED AS RESULT OF THE ANTI-DILUTION PROVISIONS CONTAINED IN THE WARRANTS." PLEASE REVISE THE DISCLOSURE TO STATE THAT THE INDETERMINATE NUMBER OF ADDITIONAL SHARES OF COMMON


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Securities and Exchange Commission
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STOCK SHALL BE ISSUABLE PURSUANT TO RULE 416 TO PREVENT DILUTION RESULTING FROM
STOCK SPLITS, STOCK DIVIDENDS OR SIMILAR TRANSACTIONS.

    RESPONSE: The Company has modified the registration cover page accordingly.


7. COMMENT: WE NOTE THE DISCLOSURE THAT "[O]UR EFFORTS IN IDENTIFYING A
PROSPECTIVE TARGET BUSINESS WILL NOT BE LIMITED TO A PARTICULAR INDUSTRY...." IN
LIGHT OF THE FACT THAT YOU WILL NOT BE LIMITED TO A PARTICULAR INDUSTRY, PLEASE REVISE YOUR ITEM 101 OF REGULATION S-K DISCLOSURE TO DISCUSS YOUR INTENDED SEARCH PROCESS IN MORE DETAIL SINCE YOU ARE ABLE TO ACQUIRE COMPANIES OUTSIDE OF MANAGEMENT'S EXPERTISE. REVISE TO CLARIFY IF THERE IS A TIME FRAME OR MONETARY AMOUNT USED THAT WILL TRIGGER YOUR SEARCH OF COMPANIES NOT IN THE INITIAL INDUSTRY FOCUS.

    RESPONSE: As disclosed on page 1, the Company intends to focus on acquiring a business operating in the healthcare sector. However, the Company may pursue acquiring a business operating outside of this sector should such a business combination come to the attention of management and are considered to be in the best interests of the stockholders. The Company has revised page 1 and added disclosure to page 38 to clarify the Company's ability to acquire a business outside of this sector, and, specifically, that there is no time frame or monetary amount used that will trigger the Company's consideration of businesses not within its initial industry focus. A risk factor has also been added to page 19 addressing the possibility of inexperience outside the healthcare industry and clarified the intent to focus in the healthcare sector on the Cover Page and pages 13 and 36.


8. COMMENT: GIVEN THAT THE OFFER AND SALE OF THE WARRANTS AND THE SECURITIES UNDERLYING THE WARRANTS (INCLUDING UPO AND THE UNDERLYING SECURITIES) ARE INCLUDED IN THE UNITS BEING REGISTERED, THE OFFER AND SALE OF THE UNDERLYING SECURITIES ARE REGISTERED AT THE TIME OF EFFECTIVENESS. AS A RESULT, IT APPEARS YOU WILL BE REQUIRED TO FILE TIMELY UPDATES TO THIS REGISTRATION STATEMENT AND DELIVER A CURRENT PROSPECTUS AT THE TIME SUCH WARRANTS ARE EXERCISED. IN LIGHT OF THIS FACT, PLEASE TELL US HOW YOU PLAN TO ACCOUNT FOR THESE WARRANTS UPON ISSUANCE. IN THIS REGARD, IT APPEARS THAT PURSUANT TO THE GUIDANCE IN PARAGRAPHS (14-18) OF EITF 00-19 YOU MAY BE REQUIRED TO ACCOUNT FOR THE WARRANTS AS LIABILITIES MARKED TO FAIR VALUE EACH PERIOD THROUGH THE INCOME STATEMENT. PARAGRAPH (14) OF EITF 00-19 STATES THAT IF THE CONTRACT ALLOWS THE COMPANY TO NET-SHARE OR PHYSICALLY, SETTLE THE CONTRACT ONLY BY DELIVERING REGISTERED SHARES, IT IS ASSUMED THAT THE COMPANY WILL BE REQUIRED TO NET-CASH SETTLE THE CONTRACT, AND AS A RESULT LIABILITY CLASSIFICATION WILL BE REQUIRED. PARAGRAPH
(17) OF EITF 00-19 STATES THAT IF THE CONTRACT REQUIRES PHYSICAL OR NET-SHARE SETTLEMENT BY DELIVERY OF REGISTERED SHARES AND DOES NOT SPECIFY ANY CIRCUMSTANCES UNDER WHICH NET-CASH SETTLEMENT IS PERMITTED OR REQUIRED, AND THE CONTRACT DOES NOT SPECIFY HOW THE CONTRACT WOULD BE SETTLED IN THE EVENT THAT THE COMPANY IS UNABLE TO DELIVER REGISTERED SHARES, THEN NET CASH SETTLEMENT IS ASSUMED IF THE COMPANY IS UNABLE TO DELIVER REGISTERED SHARES (BECAUSE IT IS UNLIKELY THAT NONPERFORMANCE WOULD BE AN ACCEPTABLE ALTERNATIVE). PLEASE TELL US HOW YOU HAVE CONSIDERED THE GUIDANCE IN EITF 00-19 IN YOUR PROPOSED ACCOUNTING FOR YOUR WARRANTS. WE NOTE THAT IT APPEARS YOU ARE CURRENTLY ASSUMING THAT THE WARRANTS WILL BE CLASSIFIED AS EQUITY UPON ISSUANCE BASED ON THE REVIEW OF YOUR CAPITALIZATION TABLE AND THE SUMMARY FINANCIAL DATA, AS ADJUSTED. IF YOU CONCLUDE THAT LIABILITY CLASSIFICATION WILL BE REQUIRED UPON


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Securities and Exchange Commission
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ISSUANCE, PLEASE REVISE YOUR CAPITALIZATION TABLE, PRO FORMA DISCLOSURES, AND
DILUTION INFORMATION TO PROPERLY REFLECT THIS CLASSIFICATION. ADDITIONALLY, PLEASE ADD DISCLOSURE IN THE DOCUMENT DESCRIBING YOUR PROPOSED ACCOUNTING FOR THE WARRANTS UPON ISSUANCE, INCLUDING THE POTENTIAL IMPACT FOR VOLATILITY IN YOUR INCOME STATEMENT GIVEN THE RENNIREMENT TO MARK THE WARRANTS TO FAIR VALUE EACH PERIOD.

    RESPONSE: Warrants may not be exercised by, or securities issued to, any registered holder in any state in which such exercise would be unlawful. In the event a registration statement under the Securities Act of 1933, as amended, with respect to the Common Stock underlying the Warrants is not effective, or because such exercise would be unlawful with respect to a registered holder in any state, the registered holder shall not be entitled to exercise such Warrants and such Warrants may have no value and expire worthless.

    Section 3.3.2 of the Warrant Agreement provides that under no event would the Company "be obligated to pay any registered holder any cash or other consideration or otherwise `net cash settle' the Warrant. Furthermore, in the event that a registration statement is not effective under the [Securities] Act [of 1933, as amended,] with respect to the Common Stock underlying the Warrants, the purchaser of a Unit containing such Warrant will have paid the full purchase price for the Unite solely for the shares in such Unit."

    Section 5.3 of the Unit Purchase Option (UPO) Agreement contains similar language. The Company and the underwriter have also agreed to add a new Section
2.4 to the UPO agreement as follows:

         "2.4 NO OBLIGATION TO NET-CASH SETTLE. Notwithstanding anything to the contrary contained in this Purchase Option, in no event will the Company be required to `net-cash settle' the exercise of the Purchase Option or the Warrants underlying the Purchase Option. The holder of the Purchase Option and the Warrants underlying the Purchase Option will not be entitled to exercise the Purchase Option or the Warrants underlying such Purchase Option unless a registration statement is effective, or an exemption from the registration requirements is available at such time and, if the holder is not able to exercise the Purchase Option or underlying Warrants, the Purchase Option and/or the underlying Warrants, as applicable, will expire worthless."

    The Company believes that these contracts absolve the Company of any liability to `net cash settle' any warrants that are not exercisable due to the possible failure of the Company to have an effective registration statement covering the shares of common stock underlying the warrants. As such, it believes that it may properly account for the warrants as equity.


9. COMMENT: CONSIDERING THE COMMENT ABOVE, TELL US HOW YOU HAVE CONSIDERED THE GUIDANCE IN EITF 00-19 IN YOUR ACCOUNTING TREATMENT FOR THE UNDERWRITER PURCHASE OPTION (UPO).


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Securities and Exchange Commission
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    RESPONSE: The underwriter's purchase option (UPO) agreement provides that there will be no net cash settlement. We have amended the UPO agreement to more clearly disclose this and therefore believe that the UPO agreement will meet the criteria for equity classification upon its issuance. See response to Comment 8.


PROSPECTUS COVER PAGE

10. COMMENT: IN AN APPROPRIATE PLACE IN THE PROSPECTUS, INCLUDING IN THOSE PLACES WHERE COMPENSATION TO OR BENEFITS RECEIVED BY OFFICERS, DIRECTORS AND/OR INITIAL STOCKHOLDERS ARE DISCUSSED, INCLUDE A DISCUSSION AS TO THE BENEFIT TO THE EXISTING STOCKHOLDERS, NOT OTHERWISE AVAILABLE TO THE PUBLIC STOCKHOLDERS, OF THE CASHLESS EXERCISE FEATURE OF THE PRIVATE PLACEMENT WARRANTS.

    RESPONSE: The Company has disclosed this additional benefit on page 6 of the Prospectus Summary and a more detailed explanation of this benefit on the last paragraph of page 60 and continuing onto page 61, again on page 63 and clarified this benefit as relates to the first full risk factor on page 23. The Company also has disclosed on page 55 the potential conflict of interest that may arise from management's ability to exercise the warrants on a cashless basis. This conflict is also noted on the top of page 5 from the Company's initial filing.


11. COMMENT: PROVIDE A DISCUSSION AS TO HOW THE COMPANY INTENDS TO MEET THE LISTING CRITERIA SET FORTH BY THE AMEX.

    RESPONSE: The Company seeks to list its securities on the American Stock Exchange ("AMEX") under Standard 3, which requires $4 million of stockholders equity, $50 million of market capitalization, $15 million market value of public float, 400 public stockholders and 1 million shares publicly held. After consultation with the underwriter, the Company believes that it will comply with this standard following the offering.


PROSPECTUS SUMMARY, PAGE 1

12. COMMENT: THE DISCLOSURE IN THE THIRD PARAGRAPH ON PAGE ONE WHICH ALTERNATIVELY INDICATES THAT THE COMPANY HAS NOT SELECTED AN INDUSTRY IN WHICH TO INVEST, AND THE FOLLOWING DISCLOSURE TO THE EFFECT THAT THE COMPANY WILL EMPHASIZE AN ACQUISITION IN THE HEALTHCARE INDUSTRY, ARE INCONSISTENT. THIS INCONSISTENCY CONTINUES THROUGHOUT THE PROSPECTUS. TO THE EXTENT THAT THE COMPANY IS NOT FOCUSING ITS EFFORTS IN THE HEALTHCARE INDUSTRY, THE DISCLOSURE SHOULD BE MADE CONSISTENT THROUGHOUT THE PROSPECTUS, THE DISCLOSURE CONCERNING THE MANAGEMENT'S EXPERIENCE AND EXPERTISE IN THE HEALTHCARE WOULD BE IRRELEVANT AND SHOULD BE REMOVED, AND A RISK FACTOR SHOULD BE ADDED TO THE EFFECT THAT THE COMPANY'S MANAGEMENT HAS INDUSTRY EXPERIENCE IN AN INDUSTRY THAT THE COMPANY HAS DETERMINED NOT TO FOCUS ITS ACQUISITION EFFORTS IN, AND AS SUCH, THE COMPANY MAY BE AT A DISADVANTAGE IN CONDUCTING ITS SEARCH AND CONSUMMATION OF A COMBINATION TRANSACTION.

    RESPONSE: The Company intends to focus its search in the healthcare sector. The Company does not state on page 1 that it has not selected an "industry" in which to invest, only that it will not be limited to acquiring a target business operating in the industry in which it will focus its search. The Company has added a risk factor on page 19 describing the risk that management may acquire a


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Securities and Exchange Commission
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Page 7


company that operates in an industry in which it management has limited or no experience. See also response to Comment 7.


13. COMMENT: IN THE FIFTH PARAGRAPH ON PAGE ONE, AND ELSEWHERE AS APPROPRIATE, DISCLOSE AND DISCUSS AS TO ANY CONTACTS OR DISCUSSIONS HELD REGARDING THE POSSIBILITY OF THE COMPANY RAISING ADDITIONAL FUNDS.

    RESPONSE: The Company has clarified its disclosure in the fifth paragraph on page 1 that it has not entered into any contacts or discussions regarding the possibility of raising additional funds.


14. COMMENT: IN THE DISCUSSION OF THE LIMITED PAYMENTS TO INSIDERS ON PAGE 6, ADD DISCLOSURE TO DISCUSS THE PAYMENTS/BENEFITS RECEIVED BY THE INSIDERS (I.E., OFFICERS, DIRECTORS AND INITIAL STOCKHOLDERS) OF (i) THE CASHLESS EXERCISE FEATURE OF THE PRIVATE PLACEMENT WARRANTS, AND (ii) THE ABILITY OF THE INITIAL STOCKHOLDERS TO EXERCISE THEIR WARRANTS WITHOUT THE LIMITATIONS PLACED UPON THE PUBLIC STOCKHOLDER WARRANTS.

    RESPONSE: The Company has disclosed the benefit of the cashless exercise with respect to warrants acquired by insiders in the private placement on page
6. Please note that other than the cashless feature, the private placement warrants are identical to the public stockholder warrants as stated on the Prospectus Cover Page and elsewhere in the Prospectus. The initial stockholders are subject to the same limitations as the public stockholders with respect to the exercise of the warrants.


15. COMMENT: IN AN APPROPRIATE PLACE, PROVIDE A LEGAL ANALYSIS AS TO WHETHER THE PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION CONCERNING THE COMPANY'S PERIOD OF CORPORATE EXISTENCE HAVE THE "SAME EFFECT AS IF OUR BOARD OF DIRECTORS AND STOCKHOLDERS HAD FORMALLY VOTED TO APPROVE OUR DISSOLUTION."

    RESPONSE: The Company has removed the sentence indicating that the Certificate of Incorporation has the same effect as a vote of the Board of Directors and stockholders because it believes that, although this statement is accurate, the relevant disclosure relates to the dissolution process itself, which is discussed starting on page 41 and continuing on page 42.


16. COMMENT: IN AN APPROPRIATE PLACE, ADD DISCUSSION CONCERNING THE CONSEQUENCES TO THE COMPANY SHOULD THE STOCKHOLDERS SIMULTANEOUSLY VOTE IN FAVOR OF CONSUMMATING A COMBINATION TRANSACTION BUT AGAINST EXTENDING THE CORPORATION'S EXISTENCE IN THE SCENARIO WHERE SUCH A VOTE IS BEING TAKEN AT THE END OF THE 24-MONTH PERIOD.

    RESPONSE: Page 7 states that the Company will only consummate a business combination if stockholders vote BOTH in favor of consummating a combination transaction and extending the Company's existence. We have also added language to page 40 clarifying this issue. We have added language on page 7 disclosing the consequences of not consummating a business combination as a result of the Company's failure to obtain stockholder approval of both the consummation of a combination transaction and the extension of the Company's existence.


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Securities and Exchange Commission
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Page 8


THE OFFERING. PAGE 3

17. COMMENT: DISCLOSE HERE, AND ELSEWHERE AS APPROPRIATE, WHETHER THE REDEMPTION OF THE WARRANTS BY THE COMPANY WOULD INCLUDE THE WARRANTS HELD BY LADENBURG THALMANN & CO. INC. AS A RESULT OF THE EXERCISE OF THE UNDERWRITER'S OPTION. ALTERNATIVELY, IF SUCH WARRANTS ARE NOT INCLUDED, DISCUSS THE REASONS WHY SUCH WARRANTS ARE NOT INCLUDED. IN ADDITION, DISCUSS WHETHER THE UNDERWRITER HAS THE RIGHT TO CONSENT BEFORE THE COMPANY CAN EXERCISE THEIR REDEMPTION RIGHT AND IF SO, DISCUSS THE CONFLICTS OF INTEREST THAT RESULT FROM SUCH RIGHT.

    RESPONSE: The Company has modified the disclosure on page 4 to clarify that any redemption would include both the private placement warrants and any warrants held by Ladenburg Thalmann & Co. Inc. as a result of the exercise of the Option. The Company has disclosed on page 5 that Ladenburg Thalmann & Co. Inc. does not have the right to consent before the Company can exercise its redemption right.


RISK FACTORS, PAGE 12

18. COMMENT: PLEASE REVISE YOUR RISK FACTOR SUBHEADINGS TO STATE THE MATERIAL RISK TO POTENTIAL INVESTORS. IN THIS REGARD, YOUR HEADINGS SHOULD DISCLOSE THE CONSEQUENCES TO THE INVESTOR OR TO THE COMPANY, SHOULD THE RISK MATERIALIZE. SOME OF YOUR SUBHEADINGS MERELY STATE FACTS OR DESCRIBE UNCERTAINTIES AND DO NOT ADEQUATELY REFLECT THE RISKS THAT FOLLOW (AN EXAMPLE IS RISK FACTOR 5 ON PAGE
13). PLEASE REVISE YOUR SUBHEADINGS TO SUCCINCTLY STATE THE RISKS. IN ADDITION, PLEASE REVISE THE RISK FACTOR NARRATIVES TO STATE SUCCINCTLY THE RISKS AND ONLY THOSE RISKS DISCLOSED IN THE SUBHEADINGS.

    RESPONSE: The Company has modified the subheadings to several risk factors to disclose the consequences to investors should the risk materialize and revised certain risk factor narratives to state more succinctly the risks disclosed in the subheadings.


19. COMMENT: IN RISK FACTOR 4 ON PAGE 13, PLEASE INCLUDE THE MISSING INFORMATION REGARDING OTHER BLANK CHECK OFFERINGS.

    RESPONSE: Risk factor 1 on page 13, has been revised to include the missing information regarding other blank check offerings.


20. COMMENT: IN THE LAST RISK FACTOR ON PAGE 16, DISCUSS (i) WHETHER THE COMPANY HAS ANY WAIVER AGREEMENTS AGREED TO AT THIS TIME AND IF SO, FROM WHOM THEY HAVE BEEN OBTAINED; (ii) THE POSSIBILITY THAT SUCH WAIVER AGREEMENTS MAY BE DEEMED UNENFORCEABLE BY OPERATION OF LAW; AND (iii) WHAT DEBTS, COSTS AND EXPENSES THAT WILL NOT BE COVERED BY THE INDEMNITY TO BE PROVIDED BY CERTAIN INSIDERS OF THE COMPANY.

    RESPONSE: The Company has revised the last risk factor on page 15 to indicate that the waiver agreements might not be enforceable in all instances. Because the Company has not engaged in any business and the trust has not been established, it has not entered into

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Securities and Exchange Commission
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Page 9


any waiver agreements. The Company has also disclosed in this risk factor that the indemnification agreement may not cover all possible claims that could be asserted against the Company. See response to Comment 5. However, the indemnification agreements cover substantially all liabilities that a company with no operations, like the Company, would be expected to incur.


21. COMMENT: WE NOTE YOUR STATEMENT, IN THE FIRST FULL RISK FACTOR ON PAGE 17 THAT "IT IS OUR INTENTION TO MAKE LIQUIDATING DISTRIBUTIONS TO OUR STOCKHOLDERS AS SOON AS REASONABLY POSSIBLE." WE DO NOT UNDERSTAND HOW THE NOTED PROCEDURES TO DISSOLVE, WIND UP AND LIQUIDATE COMPLY WITH SECTION 278 OF DELAWARE GENERAL CORPORATION LAW. PROVIDE US WITH A LEGAL ANALYSIS AS TO HOW THE COMPANY WILL COMPLY WITH SECTION 278 AND DISCLOSE IN THE PROSPECTUS THE PROCEDURES THAT THE COMPANY WILL UNDERTAKE TO COMPLY. PLEASE REVISE TO ADDRESS IN DETAIL, IN THE APPROPRIATE SECTION IN THE PROSPECTUS, THE STEPS THE COMPANY WILL TAKE TO CAUSE A CORPORATE DISSOLUTION AND LIQUIDATION. IT APPEARS THAT YOUR CURRENT DISCLOSURE PROVIDES THAT YOU WILL PAY OR MAKE REASONABLE PROVISION TO PAY ALL CLAIMS AND OBLIGATIONS AFTER YOU HAVE PAID THE INVESTORS IN THE UNITS AND AFTER YOU HAVE PAID YOUR EXISTING STOCKHOLDERS ON THEIR PRIVATE PLACEMENT WARRANTS. SEE ALSO THE DISCLOSURE ON PAGE 41 AND ELSEWHERE IN THE PROSPECTUS. PLEASE ADVISE. WE MAY HAVE FURTHER COMMENT.

    RESPONSE: Section 278 of the DGCL authorizes the continuation of a corporation's corporate existence for a period of three years following its expiration or dissolution to wind up its affairs, specifically to dispose of and convey their property, to discharge its liabilities and to distribute to its stockholders any remaining assets. It does not set forth the procedures for how such a corporation must wind up its affairs. The subsequently enacted Section 280 establishes procedures that a corporation may elect that would, if followed, provide a "safe harbor" against creditor claims. As stated on page 43, if the corporation complies with the procedures set forth in Section 280 of the DGCL, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, then, under Section 282 of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder's pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, the Company intends to make liquidating distributions to its stockholders as soon as reasonably possible after the expiration of the 24 month anniversary of the date of the prospectus and, therefore, does not intend to comply with those procedures. As such, its stockholders could potentially be liable for any claims to the extent of distributions received by them and any liability of the stockholders may extend well beyond the third anniversary of such date. Because the Company will not comply with Section 280, Section 281(b) of the DGCL requires it to adopt a plan that will provide for payment, based on facts known to it at such time, of (i) all existing claims, (ii) all pending claims and (iii) all claims that may be potentially brought against the Company within the subsequent ten years. Accordingly, the Company would be required to provide for any creditors known to it at that time prior to distributing the funds held in the trust to stockholders. However, because the Company is a blank check company, rather than an operating company, and its operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise


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Securities and Exchange Commission
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Page 10


would be from vendors and service providers (such as accountants, lawyers, investment bankers, etc.) and potential target businesses. Pursuant to the obligation contained in the Company's underwriting agreement, it will seek to have all vendors, service providers and prospective target businesses execute agreements with it waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, the claims that could be made against the Company will be significantly limited and the likelihood that any claim would result in any liability extending to the trust is remote. Therefore, the Company believes that any necessary provision for creditors will be minimal and will not have a significant impact on the Company's ability to distribute the funds in the trust account to its public stockholders.

    The Company has clarified the disclosure on page 43 to state that the Board of Directors will reserve funds from its working capital availability to meet any obligations under the DGCL.

    Also, as stated on page 43, the Company will make no distribution to its existing stockholders on their private placement warrants.


22. COMMENT: IN RISK FACTOR 19 ON PAGE 19, PLEASE DISCLOSE THAT THE TYPE OF BUSINESS COMBINATION MAY DETERMINE WHETHER YOUR CURRENT MANAGEMENT STAYS WITH THE COMBINED COMPANY.

    RESPONSE: The Company has revised the risk factor 19 on page 19 accordingly.


23. COMMENT: IN RISK FACTOR 20 ON PAGE 19, PLEASE EXPLAIN HOW CONFLICTS OF INTEREST WILL BE RESOLVED.

    RESPONSE: We have added language to risk factor 21 on page 19, continuing on to page 20, (similar to the language on page 53) to clarify the circumstances which might give rise to a conflict of interest and to indicate that an officer or director having a conflict of interest with respect to a specific business opportunity must make prompt, full and complete disclosure of the relevant facts to both parties, and must recuse himself from voting on the matter. In any such case, the Company will appoint a special committee of disinterested directors to evaluate and vote upon the business combination.


24. COMMENT: IN THE LAST RISK FACTOR ON PAGE 22, ADD DISCLOSURE CONTRASTING THE TREATMENT OF THE WARRANTS HELD BY THE PUBLIC STOCKHOLDERS WITH THAT OF THE WARRANTS HELD BY THE INITIAL STOCKHOLDERS.

    RESPONSE: The Company has revised the first full risk factor on page 23 to clarify that the warrants held by the public stockholders are identical to the warrants held by the initial stockholders, except that the initial stockholders are subject to lock-up agreements and have the benefit of a cashless exercise.


25. COMMENT: IN RISK FACTOR 32 ON PAGE 23, "[I]F WE ARE DEEMED TO BE AN INVESTMENT COMPANY ...," PLEASE REVISE THE RISK FACTOR TO EXPLAIN WHY THE COMPANY COULD BE DEEMED AN INVESTMENT COMPANY. SEE SECTION 3(a)(1)(A) AND (C) OF THE INVESTMENT COMPANY ACT OF 1940.


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Securities and Exchange Commission
August 9, 2006
Page 11


    RESPONSE: An introductory paragraph has been added to the risk factor on page 24to describe why the Company could be deemed to be an investment company.


FORWARD LOOKING STATEMENTS. PAGE 24

26. COMMENT: IN THE LAST PARAGRAPH ON PAGE 24, CLARIFY THAT THE COMPANY MAY HAVE THE DUTY TO UPDATE THE INFORMATION CONTAINED IN THE PROSPECTUS PURSUANT TO APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS.

    RESPONSE: Language has been added to the last paragraph on page 25 to clarify that the Company may have the duty to update the information contained in the Prospectus pursuant to applicable provisions of the federal securities laws.


USE OF PROCEEDS. PAGE 25

27. COMMENT: PLEASE DISCUSS ALL POSSIBLE USES OF THE PROCEEDS HELD IN TRUST IF SUCH FUNDS ARE RELEASED TO THE COMPANY. PLEASE DISCLOSE WHETHER ANY OPERATING EXPENSES OR FINDER'S FEES COULD BE PAID FROM THE PROCEEDS HELD IN TRUST UPON THE RELEASE OF THE FUNDS TO THE COMPANY, IF THE FUNDS FROM THE NET PROCEEDS NOT HELD IN TRUST AND THE INTEREST EARNED ON THE TRUST ACCOUNT WERE INSUFFICIENT TO COVER ALL OPERATING EXPENSES AND FEES. PLEASE RECONCILE THIS DISCLOSURE WITH THE DISCLOSURE IN THE MD&A SECTION.

    RESPONSE: A paragraph describing the potential uses of funds released from the trust account has been added to page 27 and page 33.


28. COMMENT: ON PAGE 27, PLEASE EXPLAIN WHAT FACTORS WILL DETERMINE WHETHER THE $1,600,000 FROM INTEREST ON THE TRUST FUND WILL BE USED TO FUND WORKING CAPITAL REQUIREMENTS.

    RESPONSE: Page 28 has been revised to clarify that $1,600,000 from interest on the trust fund WILL be disbursed to fund working capital requirements and not just MAY be used for such purpose. There are no factors to be disclosed that would determine whether or not the interest will be released to the Company to fund working capital.


PROPOSED BUSINESS. PAGE 34

EFFECTING A BUSINESS COMBINATION, PAGE 35

29. COMMENT: ON PAGE 36, CLARIFY WHAT IS MEANT BY THE USE OF THE TERM, "PRIVATELY-HELD MIDDLE MARKET COMPANIES."

    RESPONSE: The Company has removed the term "middle-market" on page 37.


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Securities and Exchange Commission
August 9, 2006
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FAIR MARKET VALUE OF TARGET BUSINESS, PAGE 38

30. COMMENT: IT MAY BE HELPFUL TO INCLUDE A RISK FACTOR THAT THE COMPANY WILL NOT BE REQUIRED TO OBTAIN AN OPINION FROM AN INVESTMENT BANKING FIRM AS TO THE FAIR MARKET VALUE OF THE TARGET BUSINESS.

    RESPONSE: The Company agrees that it is helpful to include a risk factor that the Company will not be required to obtain an opinion from an investment banking firm as to the fair market value of the target business and believes it has done so already. See risk factor 11. The Company has revised the subheading to this risk factor to more clearly identify the risk.


LIQUIDATION IF NO BUSINESS COMBINATION. PAGE 40

31. COMMENT: IN THE STATEMENT "[W]E ANTICIPATE NOTIFYING THE TRUSTEE
....PROMPTLY...," PLEASE DEFINE "PROMPTLY."

    RESPONSE: We have revised the disclosure on page 42 in the Registration Statement to indicate that the Company anticipates that such distribution will occur within 10 business days after the expiration of the 24 month period. As the Company will not comply with the formal procedures set forth in Section 275 of the DGCL, it may distribute the funds held in trust to stockholders as promptly as possible if a business combination is not consummated during the 24-month period. There will be no specific number of days that the Company will be required to make such distribution within. Instead, the Company will do whatever it can to cause such funds to be distributed as promptly as possible. As a result, such distribution will simply take as long as necessary to carry out the actual procedural aspect of liquidating the trust.

32. COMMENT: IN THE FIRST FULL PARAGRAPH ON PAGE 41, YOU DISCUSS THE SOURCES FOR THE PAYMENT OF THE COSTS OF LIQUIDATION. PROVIDE SIMILAR DISCLOSURE WITH RESPECT TO ALL OTHER DEBTS, LIABILITIES, COSTS AND EXPENSES OF THE COMPANY.

    RESPONSE: A description of the types of claims which could be made against the Company, other than liquidation costs, has been added to page 42.


33. COMMENT: IN THE SECOND FULL PARAGRAPH ON PAGE 41, YOU STATE "[T]HE PROCEEDS DEPOSITED IN THE TRUST ACCOUNT COULD, HOWEVER, BECOME SUBJECT TO THE CLAIMS OF OUR CREDITORS WHICH WILL, EXCEPT TO EXTENT WAIVED, BE PRIOR TO THE CLAIMS OF OUR PUBLIC STOCKHOLDERS" (EMPHASIS ADDED). PROVIDE US WITH A LEGAL ANALYSIS AS TO WHEN THE CLAIMS OF THE PUBLIC STOCKHOLDERS WOULD BE PRIOR TO THE CLAIMS OF CREDITORS OF THE COMPANY. WE MAY HAVE FURTHER COMMENT.

    RESPONSE: A discussion of the circumstances under which claims of creditors of the Company would be prior to the claims of the public stockholders on liquidation is contained in the second full paragraph on page 42.


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Securities and Exchange Commission
August 9, 2006
Page 13

COMPARISON TO OFFERINGS OF BLANK CHECK COMPANIES, PAGE 44

34. COMMENT: IN THE TABLE, PLEASE INCLUDE A DISCUSSION THAT COMPARES THE TERMS OF THE OFFERING WITH THE TERMS UNDER RULE 419 WITH RESPECT TO THE SHAREHOLDERS' RIGHT TO RECEIVE INTEREST EARNED FROM THE FUNDS HELD IN TRUST. RULE 419(b)(2)(iii) PROVIDES THAT, "DEPOSITED PROCEEDS AND INTEREST OR DIVIDENDS THEREON, IF ANY, SHAD BE HELD FOR THE SOLE BENEFIT OF THE PURCHASERS OF THE SECURITIES." IT APPEARS THAT THE SHAREHOLDERS' RIGHT TO THE INTEREST INCOME FROM THE TRUST IS A SEPARATE ISSUE FROM "RELEASE OF FUNDS." PLEASE REVISE ACCORDINGLY. ALSO REVISE THE RISK FACTOR SECTION AS APPROPRIATE.

    RESPONSE: A subsection captioned "Interest on Funds" has been added on page 49 in response to this comment.


MANAGEMENT, PAGE 48

35. COMMENT: THE STAFF NOTES THAT EACH OF THE OFFICERS/DIRECTORS OF THE COMPANY DISCLOSES A SIGNIFICANT LEVEL OF EXPERIENCE IN THE HEALTHCARE AND CLOSELY RELATED INDUSTRIES. IN EACH CASE, A SUBSTANTIAL PART OF SUCH EXPERIENCE IS DERIVED FROM SUCH INDIVIDUAL'S EXISTING AND ONGOING INVOLVEMENT IN PRIVATE EQUITY FUNDS, OR SIMILAR INVESTMENT VEHICLES OR INVESTMENT ADVISOR FIRMS. IN LIGHT OF THE ONGOING NATURE OF THE INVOLVEMENT OF THE OFFICERS/DIRECTORS WITH FIRMS AND ENTITIES SUCH AS, FAIRFAX CAPITAL PARTNERS, NEW ENGLAND PARTNERS, AND NEXUS MEDICAL PARTNERS, TO NAME JUST A FEW; AND THE COMPANY'S STATED INTENT TO AT LEAST INITIALLY FOCUS ON ACQUISITION CANDIDATES IN THE HEALTHCARE INDUSTRY, PLEASE PROVIDE THE FOLLOWING DISCLOSURE: (i) FOR EACH OF THE OFFICERS/DIRECTORS OF THE COMPANY, PROVIDE A LISTING OF EACH ENTITY WITH WHICH A CONFLICT OF INTEREST MAY OR DOES EXIST WITH THE COMPANY; (ii) INDICATE FOR EACH SUCH ENTITY THE PRIORITY AND PREFERENCE SUCH ENTITY HAS RELATIVE TO THE COMPANY WITH RESPECT TO THE PERFORMANCE OF OBLIGATIONS AND THE PRESENTATION OF BUSINESS OPPORTUNITIES; (iii) IN LIGHT OF THE FACT THAT EACH OFFICER/DIRECTOR IS LOOKING AT THE SAME COMPANIES WITH RESPECT TO BOTH THE COMPANY AND THOSE OTHER ENTITIES IN WHICH EACH SUCH INDIVIDUAL IS INVOLVED, IT WOULD APPEAR THAT ALL CONTACTS AND DISCUSSIONS CURRENTLY BEING CONDUCTED BY EACH SUCH INDIVIDUAL ARE RELEVANT TO THE COMPANY AND ITS BUSINESS OPERATIONS (INCLUDING POTENTIAL ACQUISITION TARGETS) AND SHOULD BE FULLY DISCLOSED AND DISCUSSED IN THE PROSPECTUS; AND (iv) TO THE EXTENT THAT ANY OF THE OFFICERS/DIRECTORS HAVE ESTABLISHED CRITERIA BY WHICH THEY ARE EVALUATING ANY CONTACTS OR DISCUSSIONS INSOFAR AS THE RELATE TO THE COMPANY, DISCLOSE SUCH CRITERIA AND DISCUSS HOW THEY ARE APPLIED. WE MAY HAVE FURTHER COMMENT.

    RESPONSE: In response to your observations and questions relating to conflicts potentially generated by the activities of the officers and directors of the Company, the Company notes that Fairfax Capital Partners is an inactive corporation owned by Mr. McGrath, which has nominal capital, no ongoing staff or operations, and no current or potential conflict opportunity. In the case of New England Partners and Nexus Medical Partners, any investments to be made by them are small ($1 million to $5 million) in size, typically to purchase minority positions of less than 10-15% as part of private equity investment syndicates, and thus not currently or potentially in conflict with the Company's acquisition objective. With respect to your numbered items: (i) having reviewed the positions of the officers and directors of the Company in each of their current director or manager


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Securities and Exchange Commission
August 9, 2006
Page 14


roles, the Company has determined that none of the entities in question currently presents a conflict with the Company; (ii) priority or preference with respect to each such entity is not relevant to the obligation to present business opportunities to the Company, since for all such entities there are either (a) there are no acquisition plans, by reason of the entity's early stage of development or its primary focus on developing its business through organic growth, or (b) any potential acquisition or investment plans are limited to relatively modest investments, or individual product acquisition goals or small acquisitions limited by available budget, none of which do not approach the Company's minimum investment size requirements; and (iii) in light of the foregoing there are no contacts or discussions currently being conducted which could be construed as relevant to or remotely in conflict with the Company's goals.


36. COMMENT: PLEASE DISCLOSE ANY AFFILIATION OF YOUR OFFICERS AND DIRECTORS WITH HARBOR ACQUISITION CORPORATION. OR ANY OTHER BLANK CHECK CORPORATION IN THE PAST.

    RESPONSE: There are no affiliations between the Company's officers and directors and Harbor Acquisition Corporation or any blank check corporation in the past. John Rousseau, the Company's Chief Operating Officer and a director, and Edwin Snape, a director, are officers of a general partner that manages certain private equity funds under the "New England Partners" trade name. Certain offficers and directors of Harbor Acquisition Corporation are also officers of that general partner.

37. COMMENT: PLEASE DISCLOSE MR. PICA'S AFFILIATION WITH SNICKELWAYS
INTERACTIVE.

    RESPONSE: Mr. Pica served on the board of directors of Snickelways Interactive from 2000 through 2001. Snickelways was a privately held Internet-based marketing firm.


CONFLICTS OF INTEREST, PAGE 52

38. COMMENT: IN THE BIOGRAPHY OF MR. HANCOCK, PLEASE INCLUDE HIS AFFILIATION WITH STHENO, INC. AND A&G PHARMACEUTICALS, INC.

    RESPONSE: Mr. Hancock's biography has been revised to include his affiliation as a director of Stheno, Inc. and A&G Pharmaceuticals, Inc.


PRINCIPAL STOCKHOLDERS. PAGE 54

39. COMMENT: PLEASE, IDENTIFY IN A FOOTNOTE THE CONTROLLING PERSONS OF DANBURY MANAGEMENT COMPANY, LLC.

    RESPONSE: Danbury Management Company, LLC is controlled by Mr. Rousseau and Mr. McGrath. It is no longer a principal stockholder as a result of the private transfer of shares to other


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Securities and Exchange Commission
August 9, 2006
Page 15


stockholders, as disclosed under "Certain Transactions" and has been removed from the principal stockholder table.


UNDERWRITING, PAGE 63

40. COMMENT: WE NOTE THE CONTINGENT NATURE OF PART OF THE UNDERWRITERS' COMPENSATION. IN LIGHT OF REGULATION M, PLEASE INCLUDE DISCLOSURE IN THE REGISTRATION STATEMENT REGARDING WHEN THE DISTRIBUTION ENDS. THIS DISCLOSURE MAY RELATE TO WHEN ALL OF THE SHARES HAVE BEEN SOLD, THERE ARE NO MORE SELLING EFFORTS, THERE IS NO MORE STABILIZATION OR THE OVERALLOTMENT HAS BEEN EXERCISED. NOTE THAT DISCLOSURE MERELY STATING THAT THE DISTRIBUTION ENDS AT THE CLOSING OF THE IPO IS INSUFFICIENT.

    RESPONSE: The Company has added a description of when the distribution ends on page 67.


JUNE 2, 2006 (INCEPTION) THROUGH JUNE 16, 2006 AUDITED FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION, BUSINESS OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, F-7

41. COMMENT: PLEASE DISCLOSE YOUR POLICY FOR CASH AND CASH EQUIVALENTS.

    RESPONSE: The Company has included a description of its policy for cash and cash equivalents on page F-8.


2. PROPOSED PUBLIC OFFERING: VALUE OF UNIT PURCHASE OPTION, F-9

42. COMMENT: IT APPEARS FROM THE DISCLOSURE OF THE WARRANTS ON PAGE 4 OF THE REGISTRATION STATEMENT THAT THE WARRANTS ISSUED IN THE SALE OF THE UNITS HAVE A 4 YEAR LIFE WHICH IS INCONSISTENT WITH THIS DISCLOSURE OF A 5 YEAR LIFE. PLEASE CLARIFY AND REVISE.

    RESPONSE: This typographical error has been corrected.


ITEM 15 - RECENT SALES OF UNREGISTERED SECURITIES, PAGE II-4

43. COMMENT: PLEASE INCLUDE IN THIS SECTION THE PRIVATE PLACEMENT THAT WILL OCCUR PRIOR TO THE CONSUMMATION OF THE OFFERING. CLARIFY WHEN THE AGREEMENT WAS ENTERED INTO, THE EXEMPTION RELIED UPON AND THE FACTS SUPPORTING YOUR RELIANCE UPON THE EXEMPTION.

    RESPONSE: The Company has disclosed the private placement in item 15 and the exemption from registration relied upon.


ITEM 16 - EXHIBITS, PAGE II-5

44. COMMENT: PLEASE FILE ALL EXHIBITS WITH THE NEXT AMENDMENT.

    RESPONSE: We have complied with this request.

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Securities and Exchange Commission
August 9, 2006
Page 16


Thank you again for your assistance. If you have any questions concerning the material provided herein, please do not hesitate to call William F. Griffin, Jr., at this office, or the undersigned.


Very truly yours,


/s/ Andrew D. Myers
--------------------------------
Andrew D. Myers

ADM:ran
Enclosures

cc:  John F. Rousseau, Esquire
     Mr. James McGrath
     Mr. Vincent Pica II
     David Miller, Esquire
     William F. Griffin, Jr., Esquire